SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

On Holding AG
(Name of Issuer)

Class A ordinary shares, par value CHF 0.10 per share
(Title of Class of Securities)

H5919C104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5919C104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,973,750 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,973,750 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,973,750 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IA

* Consists of 900,000 Class A Ordinary Shares held by funds managed by HHLR (as defined in Item 2(a) below) and 15,073,750 Class A Ordinary Shares held by funds managed by HIM (as defined in Item 2(a) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. H5919C104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,973,750 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,973,750 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,973,750 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IA

* Consists of 900,000 Class A Ordinary Shares held by funds managed by HHLR and 15,073,750 Class A Ordinary Shares held by funds managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. H5919C104	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:
The name of the issuer is On Holding AG (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
The Company’s principal executive office is located at Pfingstweidstrasse 106, 8005 Zurich, Switzerland.

Item 2(a).	NAME OF PERSON FILING:
This Schedule 13G is filed by: (i) HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by certain funds and/or accounts managed by HHLR and (ii) Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund IV, L.P. (“HFIV”). HH OAG Holdings HK Limited (“HHOAG”) is wholly owned by HFIV. HIM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Class A Ordinary Shares held by HHOAG. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G that it has shared voting and dispositive power of the Class A Ordinary Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP:
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Class A ordinary shares, par value CHF 0.10 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:
H5919C104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act,
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act,
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. H5919C104	13G	Page 5 of 7 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4.	OWNERSHIP:
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 299,998,125 Class A Ordinary Shares reported to be issued and outstanding as of September 30, 2021, as reported in Exhibit 99.2 of the Company’s Form 6-K filed with the Securities and Exchange Commission on November 16, 2021.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

Item 10.	CERTIFICATION:
Not applicable.

CUSIP No. H5919C104	13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

CUSIP No. H5919C104	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2022

HHLR Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE INVESTMENT MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer